Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts 02110
July 23, 2021
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Pioneer Municipal High Income Opportunities Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-256506; 811-23699)
Ladies and Gentlemen:
Electronically transmitted herewith for filing on behalf of Pioneer Municipal High Income Opportunities Fund, Inc. (the “Fund”), we are hereby filing Pre-Effective Amendment No. 2 (the “Amendment”) to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended.
Please contact the undersigned at (202) 373-6599 or Jeremy Kantrowitz at (617) 951-8458 with any questions or comments relating to the filing.
Very truly yours,
/s/ Mana Behbin

Mana Behbin